July 9, 2025

Jay J. Jackson
Chief Executive Officer
Abacus Global Management, Inc.
2101 Park Center Drive, Suite 200
Orlando, Florida 32835

        Re: Abacus Global Management, Inc.
            Schedule TO-I Filed June 30, 2025
            File No. 005-91592
Dear Jay J. Jackson:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-I Filed June 30, 2025
General

1. Since the Offer commenced upon the filing of the registration statement, the statement
       on the cover page that the Prospectus/Offer to Exchange is    subject to
completion
       and    preliminary    is inapplicable. Please revise accordingly. Refer
to Telephone
       Interpretation I.E.2 in the July 2001 supplement to our    Manual of
Publicly Available
       Telephone Interpretations    that is available on the Commission   s
website at
       http://www.sec.gov.
2. The safe harbor for forward-looking statements contained in the Private Securities
       Litigation Reform Act of 1995 (PSLRA) does not apply to statements made in
       connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and
       Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete or revise the reference to these safe harbor provisions found on page i of the Prospectus/Offer to
       Exchange.
 July 9, 2025
Page 2
3.     Refer to the following statement on page 17 of the Prospectus/Offer to
Exchange:
          The determination by us as to whether any condition has been satisfied shall be
       conclusive and binding on all parties.    Please revise this and similar
statements
       throughout your offer materials (such as on pages 20 and 22) to include a qualifier that warrant holders are not foreclosed from challenging your determinations in a court of competent jurisdiction.
Item 5. Past Contracts, Transactions, Negotiations, and Agreements

4. We note the description of the Tender and Support Agreements at the bottom of page
       38 of the Prospectus/Offer to Exchange. Please revise this description to identify all parties to the agreements. See Item 1005(e) of Regulation M-A.
Item 8. Interest in Securities of the Subject Company

5.     In footnote (1) on pages 23-24 of the Prospectus/Offer to Exchange, we note Mr.
       Pegula   s disclaimer of beneficial ownership "other than to the extent of any pecuniary
       interest he may have therein, directly or indirectly." Please note that beneficial ownership is not determined based on pecuniary interest. See Rule 13d-3(a). Please revise.
Item 10. Financial Statements

6.     We note that your response to Item 1010(a) of Regulation M-A incorporates by
       reference    [t]he financial statements and other financial information of the Company
       included in the Prospectus/Offer to Exchange.    On page 57, the
Prospectus/Offer to
       Exchange in turn incorporates by reference, among other SEC filings: (a) the
       Company   s Annual Report on Form 10-K for the year ended December 31,
2024,
       filed on March 28, 2025, and (b) the Company   s Quarterly Report on
Form 10-Q for
       the quarter ended March 31, 2025, filed on May 8, 2025. Please revise to include an
       express statement that the financial statements from the Company   s
latest Annual
       Report on Form 10-K and Quarterly Report on Form 10-Q are incorporated by
       reference into your Schedule TO, and clearly identify the relevant matter incorporated by reference by page, paragraph, caption or otherwise. See Instruction 3 to Item 10 of
       Schedule TO.
7. See our last comment above. Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and
       Telephone Interpretation I.H.7 in the July 2001 supplement to our
Manual of
       Publicly Available Telephone Interpretations.    Please revise your
disclosure to
       include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure as required by Rule 13e-4(e)(3).
 July 9, 2025
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions